Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Amendment No. 2 to Registration Statement No. 333-131199 of Cardtronics, Inc. of our report dated 21 July 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders’ equity) related to the consolidated financial statements of Bank Machine (Acquisitions) Limited as of and for the years ended 31 December 2004 and 2003, appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.
/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
London, England
25 August 2006